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DM

S 18006076

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC

SEC FILE NUMBER
8-30682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Capital Equities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Dakota Drive, Suite 310
(No. and Street)

Lake Success	NY	11042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David H. Schwartz — 516-487-8220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co.
(Name – *if individual, state last, first, middle name*)

9605 South Kingston Court, Suite 200	Englewood	CO	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

[redacted]

OATH OR AFFIRMATION

I, David H. Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Equities, Ltd., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman/CCO

Title

Notary Public

KATHY WATERS
Notary Public, State of New York
Registration #01WA4816947
Qualified In Nassau County
Commission Expires Feb. 11, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

FIRST CAPITAL EQUITIES, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2017

CONTENTS

RICHEY MAY & CO

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
First Capital Equities, Ltd.
Lake Success, NY 11042

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Capital Equities, Ltd. as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Capital Equities, Ltd. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Capital Equities, Ltd.'s management. Our responsibility is to express an opinion on First Capital Equities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Capital Equities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of First Capital Equities, Ltd.'s financial statements. The supplemental information is the responsibility of First Capital Equities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Richey May & Co.

We have served as First Capital Equities, Ltd.'s auditor since 2017.

Englewood, Colorado

February 27, 2018

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	93,822
Commissions and fees receivable		3,303
Prepaid expense and other assets		3,601
Total assets	$	100,726

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	22,050
Commitments and contingencies (see note 9)		
Stockholders' equity		
Common stock (no par value, 200 shares authorized, 100 shares issued and outstanding)		-
Additional paid-in capital		90,000
Accumulated Deficit		(11,324)
Total stockholders' equity		78,676
Total liabilities and stockholders' equity	$	100,726

The accompanying notes are an integral part of these financial statements

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Income	
Commission and fee income	$ 47,116
Expenses	
Professional fees	16,820
Employee compensation and benefits	13,667
Registration fees	5,375
Occupancy expense	1,708
Insurance	1,547
Telephone	171
General and administrative	3,707
Total expenses	42,995
Net income from operations	4,121
Other Income	
Interest income	578
Net income	$ 4,699

The accompanying notes are an integral part of these financial statements

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Par Value	Capital	Deficit	Equity
Balance - January 1, 2017	100	$ -	$ 90,000	$ 8,042	$ 98,042
Dividend paid	-	-	-	(24,065)	(24,065)
Net income	-	-	-	4,699	4,699
Balance - December 31, 2017	100	-	$ 90,000	$ (11,324)	$ 78,676

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net income	$ 4,699
Adjustments to reconcile net income to net cash provided by operating activites:	
Decrease(Increase) in assets:	
Commissions and fees receivable	159
Prepaid expense and other assets	3,120
Increase(Decrease) in liabilities:	
Accounts payable and accrued expenses	(205)
Net cash provided by operating activities	7,773
Cash flows from financing activities:	
Dividend paid	(24,065)
Net cash used in financing activities	(24,065)
Net decrease in cash	(16,292)
Cash and cash equivalents - beginning of year	110,114
Cash and cash equivalents - end of year	$ 93,822

The accompanying notes are an integral part of these financial statements

FIRST CAPITAL EQUITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1: Operations and Structure

First Capital Equities, Ltd. (the "Company"), is a New York corporation and was organized in 1983. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of deposits in a checking account and highly liquid investments in money markets. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company earns commissions and fees from the sale of mutual fund investments and variable life insurance and annuities. Revenue is recognized when the commission and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Note 2: Summary of Significant Accounting Policies (continued)

Commissions and Fees Receivable

Commissions and fees receivable represent amounts due from the sale of mutual fund investments and variable life insurance and annuities. Commissions and fees receivable are reported at their outstanding unpaid principal balances. Accounts are considered past due once the unpaid balance is 90 days or more outstanding. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

Income Taxes

The Company has elected under provisions of the Internal Revenue Code to be taxed as an S Corporation. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, stockholders are liable for the federal income taxes on the individual's tax return. State taxes are the liability of the Company. The Company is subject to a fixed dollar minimum tax in the amount of $25.

Uncertain tax position

In accordance with FASB ASC 740, *Accounting for Income Taxes*, the Company recognized no material adjustments to liabilities or stockholders' equity. Interest and penalties associated with unrecognized tax benefits are classified in general and administrative expenses in the statement of operations. The Company had no unrecognized tax benefits at December 31, 2017.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2014 are no longer subject to examination by tax authorities.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with a taxing authority.

Note 3: Stockholders' Equity

On June 16, 2011, the Company adopted a new shareholders' agreement to include the following:

The Company is authorized to issue 200 shares of common stock with no par value. As of December 31, 2017 the Company has issued 100 shares of common stock.

The shareholders are subject to restrictions on transfer of shares as disclosed in the Company's shareholders' agreement.

As of December 1, 2017, Fred Sloan as buyer, executed a stock purchase agreement with David Schwartz, as seller in which Fred increased his previous 40% interest to 65%. However, as it was reported and disclosed to FINRA (and indirectly to SEC), via a Form BD amendment, David is still Chairman and CCO of the Company and Fred is an owner of the Company. On December 8, 2017, this information and documentation was submitted and approved by the Company's FINRA Coordinator at FINRA's District 10 office in Jericho, Long Island.

Unless otherwise agreed in writing by the shareholders, the Company shall make cash dividend distributions each quarter in an amount equal to the excess of the Company's working capital over $50,000, subject to maintain the required minimum net capital pursuant to rule 15C3-1 and adjustment from time to time as mutually agreed by the shareholders.

Note 4: Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

Note 5: Exemption from Securities Investor Protection Corporation – Assessment Reconciliation

The Company is exempt from filing the assessment reconciliation with the Securities Investor Protection Corporation as its income did not exceed $500,000 for the year ended December 31, 2017.

Note 6: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of approximately $71,772, which was $66,772 in excess of its required net capital of $5,000. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was .307 to 1.

Note 7: Concentration of Credit Risk

Periodically throughout the year and at December 31, 2017, the Company may have cash in excess of the federally insured limits. As of December 31, 2017, the Company did not have any balances in excess of the federally insured limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

One customer accounted for 26% of commissions and fees receivable and another customer accounted for 61% of commissions and fee income as of and for the year ended December 31, 2017.

Note 8: Related Party Transactions

Pursuant to an expense and facilities sharing agreement (the "Agreement") between the Company and an affiliate, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged $20,500 for the year ended December 31, 2017 under the Agreement.

Note 9: Commitments and Contingencies

There are no commitments, contingencies, guarantees, unasserted claims or assessments that might result in a loss or a future obligation.

Note 10: Subsequent Events

Management has reviewed subsequent events for possible adjustment to or disclosure in the financial statement through February 27, 2018, the date the financial statements were issued. There were no subsequent events that required adjustment or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE I: COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2017

Total stockholders' equity	$ 78,676
Deductions	
Non-allowable assets	
Commissions and fees receivable	3,303
Prepaid expense and other assets	3,601
	6,904
Net capital	$ 71,772
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 22,050
Total aggregate indebtedness	$ 22,050
Computation of basic net capital requirement	
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 1,470
Minimum dollar net capital requirement	$ 5,000
Excess net capital ($71,772- $5,000)	$ 66,772
Ratio of aggregate indebtedness to net capital	0.307 to 1
Reconciliation with Company's computation included in part II of Form X-17A-5 as of December 31, 2017	
Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 71,772
Audit adjustments:	0
Net capital per the preceding calculation	$ 71,772

See independent registered public accounting firm's report

RICHEY
MAY & CO

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
First Capital Equities, Ltd.

We have reviewed management's statements, included in the accompanying First Capital Equities, Ltd. (the Company) Exemption Report, in which (1) First Capital Equities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Capital Equities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) First Capital Equities, Ltd. stated that First Capital Equities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. First Capital Equities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Capital Equities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Richey May & Co.

Englewood, Colorado

February 27, 2018

FCE Group
3 Dakota Drive, Suite 310
Lake Success, NY 11042
260 Madison Avenue
New York, NY 10016
4440 PGA Blvd., Suite 600
Palm Beach Gardens, FL 33410

To Whom It May Concern,

First Capital Equities, Ltd (the "Company) claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company does not maintain customer accounts or handle customer funds. The Company met this exemption provision through the year ended December 31, 2017 without exception.

Sincerely,

David H. Schwartz
Financial and Operations Principal
First Capital Equities, Ltd.

Tel: 516.487.8220 • Fax: 516.342.4321
www.fcequities.com

FIRST CAPITAL EQUITIES, LTD.
FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017